UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7):   ☐

AVIANCA HOLDINGS S.A. ANNOUNCES ITS FOURTH QUARTER 2019

EARNINGS RELEASE AND CONFERENCE CALL

Avianca Holdings S.A. (the “Company”) will release fourth quarter 2019 financial results after market closes on Thursday, February 27, 2020. In addition, the Company will host conference calls in Spanish and English on Friday, February 28, 2020, at 8:00 am EST. Below is the information to register for the calls.

Spanish Conference Call
Event Date:	February 28, 2020

Event Time:	8:00 AM Eastern Standard (8:00 AM Bogota Local Time)

Registration Link:	http://services.incommconferencing.com/DiamondPassRegistration/register?confirmationNumber=13699189&linkSecurityString=9bf54f4b0

US Toll Free Number:	877-737-7051

International Toll Number:	201-689-8878

Toll Free International Numbers:	United Kingdom: 0 800 756 3371 Chile: 123 002 09023 Colombia: 0 1 800 518 3661 Brazil: 0 800 038 0571 Peru: 511 707 5736

Passcode:	0236849

Unique PIN Number	Please be reminded that you will be prompted to enter a unique PIN Number that will only be sent to your e-mail after you register

English Conference Call

Event Date:	February 28, 2020

Event Time:	8:00 AM Eastern Standard (8:00 AM Bogota Local Time)

Registration Link:	http://services.incommconferencing.com/DiamondPassRegistration/register?confirmationNumber=13699186&linkSecurityString=9be83c86e

US Toll Free Number:	877-737-7051

International Toll Number:	201-689-8878

Toll Free International Numbers:	United Kingdom: 0 800 756 3371 Chile: 123 002 09023 Colombia: 0 1 800 518 3661 Brazil: 0 800 038 0571 Peru: 511 707 5736

Passcode:	8489892

Unique PIN Number	Please be reminded that you will be prompted to enter a unique PIN Number that will only be sent to your e-mail after you register

These calls will be broadcast live on the Internet and may be accessed directly at the following URLs:

Spanish Webcast: https://www.webcaster4.com/Webcast/Page/1323/33152

English Webcast: https://www.webcaster4.com/Webcast/Page/1323/33153

A presentation will accompany the conference call and will be available via the webcast. The presentation will also be available prior to the conference call start time on our website at www.aviancaholdings.com under the Investor Relations section “Financial Information” / “Financial Results”. A digital recording will be available for replay on February 28, 2020 at the same link.

ABOUT AVIANCA HOLDINGS S.A.

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 175 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, Avianca Holdings had revenues of US$4.8 billion in 2018 and transported 30.5 million passengers. On February 22, 2019, Avianca Holdings announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability and 4) repositioning of non-strategic assets. On May 24, 2019, control of Avianca Holdings was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.

Investor Relations Office

+571 587 77 00 – 2474, 1349

ir@avianca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo

Name:	Richard Galindo
Title:	General Secretary